Exhibit 99.1

Xiaobai Maimai Reports Unaudited Financial Results for First Half of Fiscal Year 2021

BEIJING, CHINA, December 21, 2020 — Xiaobai Maimai Inc. (NASDAQ: HX), formerly known as Hexindai Inc. (“Xiaobai Maimai”, the “Company”, or “we”), a social e-commerce platform in China, today announced its unaudited condensed financial results for the six months ended September 30, 2020.

The Company amended the ratio of ADS and ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing three (3) ordinary shares, effective as of August 24, 2020. Fiscal year refers to the 12-month period ended March 31.

First Half of Fiscal Year 2021 Highlights

•                      Number of Average Monthly Mobile Active Users1 for the three months ended September 30, 2020 was 68,750.

•                      Number of Active Mobile Buyers2 was 108,039 as of September 30, 2020.

•                      Total net revenues in the first half of fiscal year 2021 was approximately US$1.4 million, representing a decrease of 73.7% from approximately US$5.2 million in the same period of fiscal year 2020.

Mr. Xiaobo An, founder, Chairman and Chief Executive Officer of Xiaobai Maimai, commented, “We are very excited to begin a new journey after we have disposed of our peer-to-peer (“P2P”) business and transformed into a social e-commerce platform. We launched our social e-commerce platform in May 2020 and have continued to upgrade our platform to provide more ‘value-for-money’ products to users. In addition to the discounts, coupons and rebates offered by us, our users are also rewarded with small commissions for every purchase, share, or recommendation to their social circles. This social e-commerce model has been well received by users and continues to gain traction. We saw our user base grow rapidly in recent months and have continued to optimize our algorithm to identify and introduce more cost-efficient products to our platform, especially during the 11.11 global shopping festival, from November 1st to November 11th this year. During the global shopping festival, we generated an encouraging RMB220.9 million (approximately US$33.3 million) in transaction volume, which we believe is evidence of the reliability and high performance of our powerful algorithm and operating system.”

“Going forward, we will continue to expand our cooperation with more domestic e-commerce platforms and online marketplaces to offer more high-quality and affordable products to our users. We are well positioned to develop new services in line with the growing demand in Chinese consumer trends and engage with more scalable targeting to improve our users’ online shopping experience. In the meantime, we have kicked off an initiative to tap into the emerging group-buying communities and will also continue to explore other opportunities such as live streaming e-commerce. With a new direction leading the way, we are confident of our capabilities to execute our growth strategies and create long-term value for our shareholders.”

1  “Monthly Mobile  Active Users” refer to the number of user accounts that visit our platform during a given month.

2  “Active Mobile  Buyers” as of a specified date, refer to the number of (i) users that have placed at least one order on our platform, and (ii) users that have been referred by us to third-party e-commerce platforms, and placed at least one order on such platform.

First Half of Fiscal Year 2021 Unaudited Financial Results

Total net revenues were approximately US$1.4 million, representing a decrease of 73.8% from approximately US$5.2 million in the same period of fiscal year 2020. The decrease was mainly due to a decrease in net revenues from our loan recommendation services and interest income from our micro-lending business.

•                      Revenues from loan facilitation, post-origination, and other services were nil, decreased from approximately US$3.2 million in the same period of last fiscal year as the Company had ceased to issue new loans since November 2019.

•                      Revenues from online marketplace services were approximately US$0.3 million, compared with nil in the same period of last fiscal year. Such revenues were generated from our social e-commerce platform, which was launched in May 2020.

•                      Interest income was approximately US$1.1 million, representing a decrease of 45.7% from US$1.9 million in the same period of last fiscal year. The decrease was mainly due to a decrease in loan receivables.

Operating costs and expenses were approximately US$17.9 million, representing an increase of 216.4% from approximately US$5.8 million in the same period of last fiscal year 2020. The increase was mainly due to an increase in provision for loans receivable.

•                      Service and development expenses were approximately US$0.3 million, representing a decrease of 44.6% from approximately US$0.5 million in the same period of last fiscal year. The decrease was mainly due to a decrease in payroll cost.

•                      Sales and marketing expenses were approximately US$0.6 million, representing a decrease of 42.3% from approximately US$1.0 million in the same period of last fiscal year. The decrease was mainly due to a decrease in advertising expenses for our P2P business, as we had ceased issuing new loans since November 2019.

•                      General and administrative expenses were approximately US$3.0 million, representing an increase of 26.2% from approximately US$2.4 million in the same period of last fiscal year. The increase was mainly due to an increase in professional fees.

•                      Provision for uncollectable loans receivable was approximately US$12.9 million, compared with approximately US$0.2 million in the same period of last fiscal year. The Company has increased its allowance for uncollectable loans for its micro-lending business based on recent collection history and in light of the continuing impact from COVID-19.

•                      Finance costs were approximately US$1.2 million, representing a decrease of 8.4% from approximately US$1.3 million in the same period of last fiscal year. The decrease was mainly due to the repayment of bank borrowings.

•                      Share-based compensation was approximately US$0.06 million, representing a decrease of 81.7% from approximately US$0.3 million in the same period of last fiscal year. The decrease was due to a decrease in the number of stock options and restricted share units expensed in fiscal year 2021.

Total other (expenses) income was approximately (US$0.8) million, compared with approximately US$1.1 million in the same period of fiscal year 2020. The changes partially resulted from exchange losses.

Net loss from continuing operation was approximately US$17.5 million, compared with approximately US$0.5 million from the same period of fiscal year 2020.

Net loss from discontinued operation was approximately US$6.1 million, compared with approximately US$17.1 million from the same period of fiscal year 2020.

Net loss was approximately US$23.6 million, compared with approximately US$17.6 million in the same period of fiscal year 2020.

Basic and diluted net loss per share attributable to ordinary shareholders was US$0.48, compared with US$0.36 in the same period of fiscal year 2020.

Cash and cash equivalents were approximately US$21.9 million as of September 30, 2020, compared to approximately US$6.7 million as of March 31, 2020.

Exchange Rate Information

Our business is conducted in China, and our financial records are maintained in RMB, our functional currency. However, we used the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. The financial information was prepared in RMB and then translated into U.S. dollars at period-end exchange rates in the H.10 statistical release of the Federal Reserve Board as to assets and liabilities, and average exchange rates as to revenue and expenses. Capital accounts were translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments were included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

Recent Developments

On December 16, 2020, our wholly-owned subsidiary, Beijing Hexin Yongheng Technology Development Co., Ltd. (“Hexin Yongheng”), Kuaishangche Automobile Leasing Co., Ltd. (“Kuaishangche”), a company not directly associated with the Company but controlled by Mr An, our CEO and Chairman of the Board and the owner of Kuaishangche, Hexin E-Commerce Company Limited (“Hexin E-Commerce”), and individual shareholders of Hexin E-Commerce entered into an assignment and assumption agreement (the “Agreement”). Pursuant to the Agreement, Hexin Yongheng agreed to assign and transfer to Kuaishangche the control over Hexin E-Commerce, in exchange for cash consideration of RMB 5 million (approximately US$ 0.7 million) (the “Disposition”). As a result of the Disposition, Kuaishangche has become the primary beneficiary of and controls Hexin E-Commerce, and has assumed all assets and liabilities of Hexin E-Commerce and subsidiaries owned or controlled by Hexin E-Commerce, excluding any rights, titles, interests or claims that Hexin E-Commerce may have in Wusu Hexin Yongheng Commercial and Trading Co., Ltd. (“Wusu Company”), which remains as our consolidated variable interest entity. We conducted our P2P business through our consolidated variable interest entity, Hexin E-Commerce, and had ceased to offer new loans for online investors’ subscription since November 2019. As a result of the Disposition, we have ceased to conduct the P2P business and the assets and liabilities of Hexin E-Commerce and its subsidiaries (excluding Wusu Company) have been shown as “assets and liabilities held for sale” and their results of operations have been shown as “discontinued operations.” On December 16, 2020, our shareholders approved the change of our name to Xiaobai Maimai Inc. to reflect our business transition.

We launched our social e-commerce platform in May 2020 as a new business line for business transition, and we will continue to develop and invest in our platform to take advantage of China’s fast-growing e-commerce industry. Our social e-commerce platform offers high-quality and affordable products to consumers in China. We cooperate with major domestic e-commerce platforms and services marketplaces to select and source goods and services, and reward users with a small commission for every purchase, share or recommendation of a product made to friends. Since the launch of our social e-commerce platform, we have seen encouraging growth in a number of operating metrics, including transaction volume, monthly mobile active users and active mobile buyers. Although our e-commerce business is still in the early stages of development, where further investment is required, we are proactively executing our strategies to tap into the emerging group-buying communities and exploring other opportunities in China’s fast-growing e-commerce industry, such as live streaming e-commerce.

About Xiaobai Maimai Inc.

Xiaobai Maimai Inc. (NASDAQ: HX), formerly known as Hexindai Inc., (“Xiaobai Maimai” or the “Company”), is a social e-commerce platform based in Beijing, China. The Company collaborates with domestic e-commerce platforms and offers users a wide selection of high-quality and affordable products on its social e-commerce platform. Leveraging its cooperation with mainstream e-commerce platforms and services marketplaces, and its data analytics algorithm and operating system, the Company continues to identify and introduce cost-efficient products and attract users to its platform and generate higher user satisfaction to realize the platform’s fast growth.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals, strategies and expansion plans; its future business development, financial condition and results of operations; its ability to attract and retain new users and to increase revenues generated from repeat users; its expectations regarding demand for and market acceptance of its products and services; its relationships and cooperation with e-commerce platforms and services marketplaces; trends and competition in China’s e-commerce market; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s corporate structure and the e-commerce industry; and general economic conditions in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.xiaobaimaimai.com

For investor inquiries, please contact:

The Company

Investor Relations

Ms. Zenabo Ma

Email: ir@xiaobaimaimai.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10- 5900-1548

E-mail: Eyuan@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in U.S. dollars)

	September 30,	March 31,
	2020	2020
	Unaudited	Audited*
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	21,901,286	6,668,104
Accounts receivable and contract assets, net	288,776	1,884
Loans receivable, net - current	9,514,745	12,626,200
Prepayments and other assets	717,591	469,498
Other receivable - current	8,476,951	22,252,380
Assets classified as held for sale	7,000,031	7,122,219
TOTAL CURRENT ASSETS	47,899,380	49,140,285
Loans receivable, net - non-current	4,863,324	14,070,741
Long term investments, net	1,600,000	1,600,000
Property, equipment and software, net	72,140	92,833
Right-of-use assets	—	708,910
Other receivable — non-current	5,746,146	9,594,304
Assets classified as held for sale	—	5,312,448
TOTAL ASSETS	60,180,990	80,519,521

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	1,350,857	1,149,599
Lease liabilities - current	—	740,753
Amount due to related parties	2,697,779	2,093,684
Liabilities classified as held for sale	9,080,306	8,421,098
TOTAL CURRENT LIABILITIES	13,128,942	12,405,134
Note payable	20,000,000	20,000,000
Lease liabilities - non-current	—	13,498
TOTAL LIABILITIES	33,128,942	32,418,632

SHAREHOLDERS’ EQUITY:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized: 50,023,123 and 49,984,223 shares issued, 48,857,240 and 48,818,340 shares outstanding as of September 30, 2020 and March 31, 2020, respectively)	5,002	4,999
Additional paid-in capital	60,615,047	60,559,583
Treasury stock (1,165,883 shares at cost as of September 30, 2020 and March 31, 2020)	(3,988,370)	(3,988,370)
(Deficit)	(25,017,254)	(1,429,623)
Accumulated other comprehensive loss	(4,562,377)	(7,045,700)
TOTAL SHAREHOLDERS’ EQUITY	27,052,048	48,100,889
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	60,180,990	80,519,521

*The amounts have been reclassified to conform with the Company’s decision to classify the P2P business as assets held for sale.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in U.S. dollars)

	For the Six Months Ended September 30,
	2020	2019
REVENUES
Loan facilitation, post-origination, and other service	—	3,234,646
Commissions from online marketplace, net	308,733	—
Interest income	1,058,302	1,948,418
Business and sales related taxes	(13,813)	(22,175)
NET REVENUES	1,353,222	5,160,889

OPERATING COSTS AND EXPENSES
Service and development	297,658	537,162
Sales and marketing	557,427	965,465
General and administrative	3,042,292	2,411,343
Provision for uncollectable loans receivable	12,879,801	203,886
Finance cost	1,158,942	1,265,795
Share-based compensation	55,468	302,686
Total operating costs and expenses	17,991,588	5,686,337
LOSS FROM CONTINUING OPERATIONS	(16,638,366)	(525,448)
OTHER INCOME (EXPENSE)
Other income	29,351	1,143,277
Other expense	(830,338)	(4,290)
Total other (expense) income	(800,987)	1,138,987
(LOSS) / INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(17,439,353)	613,539
PROVISION FOR INCOME TAXES	74,035	1,103,524
LOSS FROM CONTINUING OPERATIONS	(17,513,388)	(489,985)
LOSS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	(6,074,243)	(17,068,477)
NET LOSS	(23,587,631)	(17,558,462)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustments	2,483,323	(6,483,436)

COMPREHENSIVE (LOSS)	(21,104,309)	(24,041,898)

LOSS PER ORDINARY SHARE
Weighted average shares used in calculation of basic and diluted net loss per share	48,909,532	48,698,058

Net loss per share — basic and diluted
Continuing operations	(0.36)	(0.01)
Discontinued operations	(0.12)	(0.35)
Total	(0.48)	(0.36)